Exhibit 99.1

SANDSTORM ANNOUNCES RESULTS FROM MARIANA COURT MEETING AND SHAREHOLDER MEETING

Vancouver, British Columbia — June 16, 2017 Sandstorm Gold Ltd. (“Sandstorm”) (NYSE MKT: SAND, TSX: SSL) is pleased to announce the results from the Guernsey Court Meeting and the Extraordinary General Meeting held earlier today in connection with the recommended combination of Mariana Resources Limited (“Mariana”) and Sandstorm (the “Combination"). Mariana Shareholders have voted in favor of the Combination, which is to be implemented by way of a court-sanctioned scheme of arrangement under Part VIII of the Companies (Guernsey) Law, 2008 (the “Scheme”). At the meetings, Mariana Shareholders voted to:

•	Approve the Scheme by the requisite majority at the Guernsey Court Meeting;

•	Pass the Special Resolution in connection with the approval of the Scheme and the amendment of the Mariana Articles at the Extraordinary General Meeting; and

•	Pass the Ordinary Resolution in connection with the implementation of the retention arrangements at the Extraordinary General Meeting.

Voting Results of the Guernsey Court Meeting

The resolution proposed at the Guernsey Court Meeting was decided on a poll. A majority in number of those Scheme Shareholders present and voting, either in person or by proxy, representing approximately 96.3% per cent in value of all Scheme Shares in respect of which votes were cast, voted in favour of the Scheme. Accordingly, the resolution proposed at the Guernsey Court Meeting was duly passed on a poll vote. The voting of those Scheme Shareholders who cast votes either in person or by proxy at the Guernsey Court Meeting was as follows:

	Number of Scheme Shares Voted	Percentage of Scheme Shares Voted	Number of Scheme Shareholders Who Voted	Percentage of Scheme Shareholders Who Voted	Number of Scheme Shares Voted as a Percentage of Issued Ordinary Share Capital Entitled to Vote on the Scheme
FOR	40,984,067	96.3%	57	90.5%	33.0%
AGAINST	1,583,551	3.7%	6	9.5%	1.3%
TOTAL	42,567,618	100.0%	63	100.0%	34.3%

Voting Results of the Extraordinary General Meeting

At the Extraordinary General Meeting, the Special Resolution and the Ordinary Resolution were decided on a poll vote and duly passed. The voting of those Mariana Shareholders who cast votes either in person or by proxy at the Extraordinary General Meeting was as follows:

Special Resolution

	Number of Votes	Percentage of Votes
FOR	32,680,763	94.9%
AGAINST	1,767,969	5.1%
TOTAL	34,448,732	100.0%
WITHHELD *	17,094

Ordinary Resolution

	Number of Votes	Percentage of Votes
FOR	30,431,704	94.5%
AGAINST	1,767,969	5.5%
TOTAL	32,199,673	100.0%
WITHHELD *	2,266,153

* A vote withheld is not a vote in law and counts neither "For" nor "Against" the Special Resolution or Ordinary Resolution.

Each of the Scheme and the Special Resolution were approved by a simple majority of the votes cast thereon by the shareholders present in person or by proxy and entitled to vote at each of the Guernsey Court Meeting and the Extraordinary General Meeting, respectively, after excluding Mariana shares beneficially owned or over which control or direction is exercised by such persons whose votes were not included in determining minority approval pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

Expected Timetable of Events and Next Steps

Completion of the Combination remains subject to the satisfaction or (if capable of waiver) waiver of the remaining conditions, including the aforementioned sanction of the Scheme. A full list of the conditions to the implementation of the Combination is included in the Scheme document.

The Government of the Republic of Cote d’Ivoire has confirmed that no regulatory consents are required as a result of the Combination.

A full list of the Conditions to the implementation of the Combination is included in the scheme document, which is available on Sandstorm’s website at www.sandstormgold.com (the “Scheme Document”).

In order to become effective, the Guernsey Court will need to sanction the Scheme at the Guernsey Court Hearing. It is anticipated that the Guernsey Court Hearing will be held on or around June 26, 2017 and that the Scheme will become effective on or around June 29, 2017.

It is intended that dealings in Mariana Shares on AIM will be suspended at 7:30 a.m. on June 26, 2017 and that trading on the TSXV will halt prior to markets opening in Canada on June 26, 2017. The last day for dealings in, and for registration of transfers in Mariana Shares will therefore be June 23, 2017. If the Guernsey Court sanctions the Scheme it is intended that Sandstorm will procure that Mariana makes an application to cancel the admission to trading of Mariana shares on AIM, to take effect on or around June 30, 2017, and it is anticipated that the Mariana shares will be delisted from the TSXV on or around June 29, 2017. The record date for calculation of consideration is expected to be June 28, 2017.The above dates are indicative only and will depend, among other things, on the dates upon which the Guernsey court sanctions the Scheme. The Scheme will become effective on or around 29 June 2017. The above dates are indicative only and will depend, among other things, on the dates upon which the Guernsey Court sanctions the Scheme.

All references to time in this announcement are to London time unless otherwise stated. Capitalized terms in this announcement, unless otherwise defined, have the meaning given to them in the Scheme Document.

ABOUT SANDSTORM GOLD

Sandstorm Gold is a gold royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine. Sandstorm has acquired a portfolio of 155 streams and royalties, of which 20 of the underlying mines are producing. Sandstorm plans to grow through accretive acquisitions of additional gold streams and royalties.

For more information visit: www.sandstormgold.com

CAUTIONARY STATEMENT TO U.S. SECURITYHOLDERS

None of the securities to be issued pursuant to the Combination have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issued pursuant to the Combination are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. The Guernsey court will be informed of the intention to rely upon such exemption, in part, on the basis of its approval of the Combination. Mariana Options and Mariana Warrants outstanding prior to the completion of the Combination will remain outstanding under their terms and any securities issuable upon exercise thereof, as permitted, have not been and will not be registered under the Securities Act or applicable state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The financial information included or incorporated by reference in this press release has been prepared in accordance with IFRS, which differs from US GAAP in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information in this document or in the documents referenced herein concerning the properties and operations of Sandstorm and of Mariana has been prepared in accordance with requirements and standards under securities laws, which differ from the requirements of US securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by securities laws other than the requirements of US securities laws, they are not recognized by the SEC. Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Mariana and Sandstorm; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit of production measures. As such, certain information contained in this document or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Ltd. (“Sandstorm”). Forward-looking statements include, but are not limited to, statements with respect to planned exploration, guidance on estimated production, cash flow and information and expectations about the acquisition of Mariana, the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, the ability to successfully integrate operations and realize the anticipated benefits, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: delays or failure to complete the transactions described herein, failure to obtain shareholder or regulatory approvals, the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2016 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

CONTACT INFORMATION

Nolan Watson	Denver Harris
President & CEO	Investor Relations

604 689 0234	604 628 1178